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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated November 30, 2011 on the consolidated balance sheets as at October 2, 2011 and October 3, 2010 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended October 2, 2011;

  our Report of Independent Registered Public Accounting Firm on Reconciliation to United States GAAP dated November 30, 2011 on the Company’s supplementary information entitled “Reconciliation to United States GAAP”

  our Report of Independent Registered Public Accounting Firm dated November 30, 2011 on the Company’s internal control over financial reporting as of October 2, 2011;

each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 2, 2011.

Chartered Accountants

December 9, 2011
Montréal, Canada

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